UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-35165

BRAINSWAY LTD.
(Translation of registrant's name into English)

19 Hartum Street
Bynet Building, 3rd Floor
Har HaHotzvim
Jerusalem, 9777518, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT INDEX

Exhibit	Title
1.1	Underwriting Agreement, dated February 23, 2021, between Registrant and Oppenheimer & Co. Inc.
5.1	Opinion of Gross & Co. Law Firm
5.2	Opinion of Haynes and Boone, LLP
23.1	Consent of Gross & Co. Law Firm (included in Exhibit 5.1)
23.2	Consent of Haynes and Boone, LLP (included in Exhibit 5.2)

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on April 22, 2019 (Registration No. 333-230979) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on September 4, 2020 (Registration No. 333-248601).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAINSWAY LTD.
(Registrant)

Date: February 25, 2021	/s/ Christopher R. von Jako, Ph.D
Christopher R. von Jako, Ph.D
President and Chief Executive Officer